SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g)
of the Securities Exchange Act of 1934 or Suspension of Duty to File
Reports Under Section 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 1-11980

ANNTAYLOR, INC.
(Exact name of registrant as specified in its charter)

142 West 57th Street
New York, NY 10019
(212) 541-3300
(Address, including zip code, and telephone number, including
area code, of registrant's principal executive offices)

Convertible Subordinated Debenture due 2019
(Title of each class of Securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports
under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to
terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]
Rule 12h-3(b)(1)(i)	[x]		

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, AnnTaylor, Inc. has
caused this certification/notice to be signed on its behalf by the undersigned duly authorized
person.

Date: December 1, 2003   By: /s/ Barbara K. Eisenberg
                                        Name: Barbara K. Eisenberg
                                        Title: Senior Vice President